SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

09 October 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 09 October 2025
           re: Schroders Personal Wealth Acquisition

 9 October 2025

ACQUISITION OF SCHRODERS PERSONAL WEALTH

Lloyds Banking Group is today announcing the full acquisition of Schroders Personal Wealth (SPW), the wealth management and advice business previously operated as a Joint Venture with Schroders Group. Lloyds Banking Group has acquired the remaining 49.9% of share capital from Schroders in exchange for its 19.1% stake in Cazenove Capital. The transaction involved no cash consideration.

SPW, which will in due course be rebranded as Lloyds Wealth, offers a personalised advice led proposition, backed by strong investment expertise. The acquired business supports c.£17 billion in assets under administration, on behalf of c.60,000 clients (both Lloyds and non-Lloyds customers) and delivered operating profit of c.£45 million in the first half of 2025. The acquisition accelerates delivery of the Group's wealth strategy to deepen relationships in a high value segment whilst creating a differentiated, more integrated, banking and investment proposition combining expert face to face advice with powerful digital tools. It also supports the Group's ambition to deliver an end to end wealth offering, including; execution only share dealing, self-select digital investment and pension propositions, and full financial planning with advice. Full ownership will allow the Group to more effectively manage the existing business, whilst facilitating a seamless customer journey for existing and new customers. Going forward, we will continue to transform and grow the wealth business with this full advice proposition, available to more than 3 million mass affluent banking customers across Lloyds, Halifax and Bank of Scotland as well as Scottish Widows and new to bank customers.

After this transaction Schroders will continue to manage SPW's customer assets and the existing Scottish Widows mandate as part of a multi-year agreement. In addition, Lloyds Banking Group will continue to partner with Cazenove Capital to offer services to its high net worth customers.

The acquisition is not expected to have a material financial impact on the Group, or to impact full year guidance, with the exception that, given the associated costs of the acquired business, we now expect Group operating costs to modestly exceed the guidance of c.£9.7 billion in 2025. The capital impact is immaterial to the Group. From an accounting perspective the Group currently recognises its share of the JV profit after tax within other operating income. From the date of the acquisition, 9 October, SPW will be a fully owned subsidiary of the Group and its results will therefore be fully consolidated.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                      +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                 +44 (0)77 8835 2487
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements.
Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.
Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 09 October 2025